Filed by Anheuser-Busch InBev SA/NV

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Anheuser-Busch InBev SA/NV

(Commission File No. 001-34455)

PRESS RELEASE Brussels, 22 December 2015

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION OR REQUIRE ANHEUSER-BUSCH INBEV SA/NV TO TAKE ANY FURTHER ACTION

THIS ANNOUNCEMENT DOES NOT CONSTITUTE OR FORM A PART OF ANY OFFER OR SOLICITATION OR ADVERTISEMENT TO PURCHASE AND/OR SUBSCRIBE FOR SHARES IN ANY JURISDICTION, INCLUDING AN OFFER TO THE PUBLIC FOR THE SALE OF, OR SUBSCRIPTION FOR, OR THE SOLICITATION OR THE ADVERTISEMENT OF AN OFFER TO BUY AND/OR SUBSCRIBE FOR, SHARES

FOR IMMEDIATE RELEASE

ANHEUSER-BUSCH INBEV

FILES DEBT SHELF REGISTRATION STATEMENT

WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION

Anheuser-Busch InBev SA/NV (“AB InBev”) today announced it has filed a shelf registration statement on Form F-3ASR with the U.S. Securities and Exchange Commission (the “SEC”). AB InBev has determined that, for purposes of Rule 3-05 of Regulation S-X, the recommended acquisition by AB InBev of the entire issued and to be issued share capital of SABMiller plc (“SABMiller”) (the “acquisition of SABMiller”) is a probable transaction and meets the relevant significance thresholds that require it to incorporate historical financial statements for SABMiller in such shelf registration statement.

As previously announced on 11 November 2015, the boards of AB InBev and SABMiller have reached agreement on the terms of the acquisition of SABMiller by AB InBev. At the same time, AB InBev announced an agreement under which Molson Coors Brewing Company (“Molson Coors”) will purchase the whole of SABMiller’s interest in MillerCoors LLC (the “MillerCoors divestiture”), a joint venture in the U.S. and Puerto Rico between Molson Coors and SABMiller, and the Miller brand portfolio outside of the U.S. (“Global Miller Brands”) in a related transaction conditional upon the completion of AB InBev’s acquisition of SABMiller. Collectively, the acquisition of SABMiller and the MillerCoors divestiture, along with the related financing, are referred to as “the Transaction”.

Pursuant to Article 11 of Regulation S-X, AB InBev is required to incorporate in the registration statement unaudited pro forma condensed combined financial information prepared to reflect the Transaction, including the financing structure established to fund the acquisition of SABMiller. Such pro forma financial information is based on the historical consolidated financial statements of AB InBev and the historical

PRESS RELEASE Brussels, 22 December 2015

consolidated financial statements of SABMiller, and is presented for illustrative purposes only and does not necessarily reflect the results of operations or the financial position of AB InBev that would have resulted had the Transaction occurred at the dates indicated, or project the results of operations or financial position of AB InBev for any future date or period.

The historical SABMiller financial statements and the unaudited pro forma condensed combined financial information have been filed yesterday on a Form 6-K with the SEC and a free copy of such filing is available without charge, at the SEC’s website (http://www.sec.gov).

CONTACTS

Media	Investors

Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Graham Staley Tel: +1-212-573-4365 E-mail: graham.staley@ab-inbev.com

Karen Couck Tel: +1-212-573-9283 E-mail: karen.couck@ab-inbev.com Kathleen Van Boxelaer Tel: +32-16-27-68-23 E-mail: kathleen.vanboxelaer@ab-inbev.com	Christina Caspersen Tel: +1-212-573-4376 E-mail: christina.caspersen@ab-inbev.com Heiko Vulsieck Tel: +32-16-27-68-88 E-mail: heiko.vulsieck@ab-inbev.com

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) (MEXBOL: ABI) based in Leuven, Belgium, with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and our portfolio of well over 200 beer brands continues to forge strong connections with consumers. This includes global brands Budweiser®, Corona® and Stella Artois®; international brands Beck’s®, Leffe®, and Hoegaarden®; and local champions Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Victoria®, Modelo Especial®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Cass®, and Jupiler®. Anheuser-Busch InBev’s dedication to quality goes back to a brewing tradition of more than 600 years and the Den Hoorn brewery in Leuven, Belgium, as well as the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its approximately 155 000 employees based in 25 countries worldwide. In 2014, AB InBev realized USD 47.1 billion revenue. The company strives to be the Best Beer Company Bringing People Together For a Better World. Learn more at ab-inbev.com, at facebook.com/ABInBev or on Twitter through @ABInBevNews.

PRESS RELEASE Brussels, 22 December 2015

DISCLAIMER

This announcement does not constitute or form a part of any offer or solicitation or advertisement to purchase and/or subscribe for shares in any jurisdiction, including an offer to the public for the sale of, or subscription for, or the solicitation or the advertisement of an offer to buy and/or subscribe for, shares.

If you are in any doubt about the contents of this announcement or the action you should take, you are recommended to seek your own independent financial advice immediately from your stockbroker, bank manager, attorney, accountant or independent financial adviser or from another appropriately authorised independent financial adviser.

NOTES

Cautionary note regarding forward-looking statements

This press release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include statements relating to AB InBev’s proposed acquisition of SABMiller (including with respect to the expected timing and scope of these transactions), the expected effects of the Listing on AB InBev, the expected timing and scope of the Listing and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and SABMiller and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the satisfaction of the pre-conditions and the conditions to the transactions described herein, the ability to obtain the regulatory approvals related to the transactions and the ability to satisfy any conditions required to obtain such approvals, and the risks relating to AB InBev described under Item 3.D of its Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 24 March 2015. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. There can be no certainty that the proposed transactions will be completed on the terms described herein or at all.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F, reports furnished on Form 6-K, and any other documents that AB InBev or SABMiller have made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Future SEC Filings and This Filing: Important Information

In the event that AB InBev and SABMiller implement a transaction relating to the acquisition of SABMiller by AB InBev, AB InBev or Newco (a Belgian limited liability company to be formed for the purposes of such transaction) may be required to file relevant materials with the SEC. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING SUCH POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from AB InBev, without charge, once they are filed with the SEC.

PRESS RELEASE Brussels, 22 December 2015

Notice to US investors

US holders of SABMiller shares should note that the steps of any transaction requiring approval by SABMiller shareholders may be implemented under a UK scheme of arrangement provided for under English company law. If so, it is expected that any shares to be issued under the transaction to SABMiller shareholders would be issued in reliance upon the exemption from the registration requirements of the US Securities Act of 1933, provided by Section 3(a)(10) thereof and would be subject to UK disclosure requirements (which are different from those of the United States). The transaction may instead be implemented by way of a takeover offer under English law. If so, any securities to be issued under the transaction to SABMiller shareholders will be registered under the US Securities Act, absent an applicable exemption from registration. If the transaction is implemented by way of UK takeover offer, it will be done in compliance with the applicable rules under the US Exchange Act of 1934, including any applicable exemptions provided under Rule 14d-1(d) thereunder.

This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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